PACIFIC BOOKER MINERALS INC.

NOTICE OF ANNUAL & EXTRA-ORDINARY GENERAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Extra-Ordinary General Meeting of Pacific Booker Minerals Inc. (hereinafter called the “Company”) will be held at 1702 - 1166 Alberni Street, in the City of Vancouver, Province of  British Columbia, on Monday, the 30th day of May, A.D. 2011 at the hour of 10:00 o’clock in the forenoon (Vancouver time), for the following purposes:

(a)

To receive the Annual Report of the directors to the shareholders, the Financial Statements of the Company and the Auditors Report thereon;

(b)

To set the number of directors at seven (7);

(c)

To elect directors (either by single resolution or separate votes as the Meeting decides);

(d)

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(e)

As a special resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange, and (3) to authorize the directors to renegotiate or cancel any existing stock options;

(f)

To approve, as a special resolution, the 2011 Stock Option Plan, a copy of which is attached;

(g)

To ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

AND

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is a Information Circular and Proxy Instrument.  Shareholders who are unable to attend the Meeting in person are requested to complete and to date and sign the enclosed form of Instrument of Proxy.  If a shareholder desires to  be  represented  at  the  Meeting  by  Proxy,  the  Instrument  of Proxy duly completed must be deposited at Computershare Investor Services Inc., 510 Burrard  Street, Vancouver, B.C. V6C 3B9  not less than 48 hours before the time for the holding of the Meeting.

The directors of the Company have previously fixed and advertised April 25, 2011 as the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of April, A.D. 2011.

ON BEHALF OF THE BOARD OF DIRECTORS